Exhibit 99.1

Pfizer and BioNTech Complete Submission to European Medicines Agency for Omicron BA.4/BA.5 Adapted Bivalent Vaccine

•Submission follows application for Omicron BA.1-adapted bivalent vaccine submitted in July
•If authorized, both Omicron BA.1-adapted and Omicron BA.4/5-adapted bivalent vaccines will be available in the European Union as early as September

NEW YORK, USA and MAINZ, GERMANY, August 26, 2022 — Pfizer Inc. (NYSE: PFE, “Pfizer”) and BioNTech SE (Nasdaq: BNTX, “BioNTech”) today announced they have completed a submission to the European Medicines Agency (EMA) for a booster dose of an Omicron BA.4/BA.5-adapted bivalent COVID-19 vaccine for individuals 12 years of age and older. This application for a variation of the conditional marketing authorization (cMA) follows guidance from the EMA and International Coalition of Medicines Regulatory Authorities (ICMRA) to work towards introducing Omicron-adapted bivalent vaccines.

The bivalent vaccine contains 15-µg of mRNA encoding the wild-type spike-protein of SARS-CoV-2, which is present in COMIRNATY® (the original Pfizer-BioNTech COVID-19 Vaccine) and 15-µg of mRNA encoding the spike protein of the Omicron BA.4/BA.5 variants. With the exception of the addition to the mRNA of the Omicron BA.4/BA.5 spike protein sequence, all other components of the vaccine remain unchanged. Pre-clinical data showed a booster dose of Pfizer and BioNTech's Omicron BA.4/BA.5-adapted bivalent vaccine generated a strong neutralizing antibody response against Omicron BA.1, BA.2 and BA.4/BA.5 variants, as well as the original wild-type strain.

In addition to the pre-clinical, quality and manufacturing data for the Omicron BA.4/BA.5 adapted bivalent vaccine, the submission is supported by safety, tolerability and immunogenicity data from a Phase 2/3 trial of a 30-µg booster dose of their Omicron BA.1-adapted bivalent vaccine, which combines 15-µg of mRNA encoding the wild-type spike protein of SARS-CoV-2 with 15-µg of mRNA encoding the spike protein of the Omicron BA.1 variant. The companies have also provided safety data from clinical trials evaluating multiple variant-adapted vaccine candidates based on previous variants of concern (e.g., Alpha, Beta and Delta variants).

Pfizer and BioNTech also filed an application with the EMA for the Omicron BA.1-adapted bivalent COVID-19 vaccine in July which is currently under review by the Agency. Both the Omicron BA.1-adapted and Omicron BA.4/BA.5-adapted bivalent boosters will be available to ship shortly after respective regulatory authorizations and be available for use as early as September, pending regulatory approval. Local supply may vary based on individual country government requests.

On August 22, the companies also completed a submission to the U.S. Food and Drug Administration (FDA) requesting Emergency Use Authorization (EUA) of a booster dose of an Omicron BA.4/BA.5-adapted bivalent COVID-19 vaccine for individuals 12 years of age and older.

The Pfizer-BioNTech COVID-19 Vaccine, which is based on BioNTech’s proprietary mRNA technology, was developed by both BioNTech and Pfizer. BioNTech is the Marketing Authorization Holder for BNT162b2 (COMIRNATY®) in the United States, the European Union, the United Kingdom, Canada and other countries, and the holder of emergency use authorizations or equivalents in the United States (jointly with Pfizer) and other countries. Submissions to pursue regulatory approvals in those countries where emergency use authorizations or equivalent were initially granted are planned.

AUTHORIZED USE IN THE EU:
COMIRNATY® ▼ (the Pfizer-BioNTech COVID-19 vaccine) has been granted conditional marketing authorization (CMA) by the European Commission to prevent coronavirus disease 2019 (COVID-19) in people aged 5 years and older. The vaccine is administered as a 2-dose series, 3 weeks apart. Adults and adolescents from the age of 12 are given 30 micrograms per dose; children aged 5 to 11 years are given 10 micrograms per dose. In addition, the CMA has been expanded to include a booster dose (third dose) at least 3 months after the second dose in individuals 12 years of age and older. A third primary course dose may be administered at least 28 days after the second dose to people aged 5 years and older with a severely weakened immune system. The European Medicines Agency’s (EMA’s) human medicines committee (CHMP) has completed its rigorous evaluation of COMIRNATY®, concluding by consensus that sufficiently robust data on the quality, safety and efficacy of the vaccine are now available.

IMPORTANT SAFETY INFORMATION:

•Events of anaphylaxis have been reported. Appropriate medical treatment and supervision should always be readily available in case of an anaphylactic reaction following the administration of the vaccine.
•There is an increased, but very rare risk (<1/10,000 cases) of myocarditis and pericarditis following vaccination with COMIRNATY. These conditions can develop within just a few days after vaccination, and have primarily occurred within 14 days. They have been observed more often after the second vaccination, and more often in younger males. Available data suggest that the course of myocarditis and pericarditis following vaccination is not different from myocarditis or pericarditis in general. The risk of myocarditis after a third dose of COMIRNATY has not yet been characterized.
•Rare cases of acute peripheral facial paralysis; uncommon incidence of insomnia, hyperhidrosis and night sweats; and unknown incidence of paraesthesia, hypoaesthesia and erythema multiforme have been identified in post-marketing experience.
•Anxiety-related reactions, including vasovagal reactions (syncope), hyperventilation or stress‐related reactions (e. g. dizziness, palpitations, increases in heart rate, alterations in blood pressure, tingling sensations and sweating) may occur in association with the vaccination process itself. Stress-related reactions are temporary and resolve on their own. Individuals should be advised to bring symptoms to the attention of the vaccination provider for evaluation. It is important that precautions are in place to avoid injury from fainting.
•Vaccination should be postponed in individuals suffering from acute severe febrile illness or acute infection. The presence of a minor infection and/or low-grade fever should not delay vaccination.
•As with other intramuscular injections, the vaccine should be given with caution in individuals receiving anticoagulant therapy or those with thrombocytopenia or any coagulation disorder (such as haemophilia) because bleeding or bruising may occur following an intramuscular administration in these individuals.
•The efficacy, safety and immunogenicity of the vaccine has not been assessed in immunocompromised individuals, including those receiving immunosuppressant therapy. The efficacy of COMIRNATY may be lower in immunosuppressed individuals.
•As with any vaccine, vaccination with COMIRNATY may not protect all vaccine recipients. Individuals may not be fully protected until 7 days after their second dose of vaccine.
•In clinical studies, adverse reactions in participants 16 years of age and older that received two doses were injection site pain (> 80%), fatigue (> 60%), headache (>

50%), myalgia and chills (> 30%), arthralgia (> 20%), pyrexia and injection site swelling (> 10%) and were usually mild or moderate in intensity and resolved within a few days after vaccination. A slightly lower frequency of reactogenicity events was associated with greater age.
•The overall safety profile of COMIRNATY in participants 5 to 15 years of age that received two doses was similar to that seen in participants 16 years of age and older. The most frequent adverse reactions in children 5 to 11 years of age were injection site pain (>80%), fatigue (>50%), headache (>30%), injection site redness and swelling (>20%), myalgia and chills (>10%).
•A large amount of observational data from pregnant women vaccinated with COMIRNATY during the second and third trimester have not shown an increase in adverse pregnancy outcomes. While data on pregnancy outcomes following vaccination during the first trimester are presently limited, no increased risk for miscarriage has been seen. COMIRNATY can be used during pregnancy. No effects on the breast-fed newborn/infant are anticipated since the systemic exposure of breast-feeding woman to COMIRNATY is negligible. Observational data from women who were breast-feeding after vaccination have not shown a risk for adverse effects in breast-fed newborns/infants. COMIRNATY can be used during breast-feeding.
•Interactions with other medicinal products or concomitant administration of COMIRNATY with other vaccines has not been studied.
•Animal studies do not indicate direct or indirect harmful effects with respect to reproductive toxicity.
•For complete information on the safety of COMIRNATY, always make reference to the approved Summary of Product Characteristics and Package Leaflet available in all the languages of the European Union on the EMA website.

The black equilateral triangle denotes that additional monitoring is required to capture any adverse reactions. This will allow quick identification of new safety information. Individuals can help by reporting any side effects they may get. Side effects can be reported to EudraVigilancemedinfo@biontech.dewww.biontech.com or directly to BioNTech using email, telephone +49 6131 9084 0, or via the website.

About Pfizer: Breakthroughs That Change Patients’ Lives
At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products, including innovative medicines and vaccines. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world's premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 170 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.Pfizer.com. In addition, to learn more, please visit us on www.Pfizer.com and follow us on Twitter at @Pfizer and @Pfizer News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

Pfizer Disclosure Notice
The information contained in this release is as of August 26, 2022. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about Pfizer’s efforts to combat COVID-19, the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine, the BNT162b2 mRNA vaccine program, and the Pfizer-BioNTech COVID-19 Vaccine, also known as COMIRNATY (COVID-19 Vaccine, mRNA) (BNT162b2) (including an Omicron-adapted bivalent COVID-19 vaccine candidate, based on the BA.1 subvariant, and an Omicron-adapted bivalent COVID-19 vaccine candidate, based on the BA.4/BA.5 subvariants, including submissions to the European Medicines Agency (EMA) for an Omicron-adapted bivalent COVID-19 vaccine, based on the BA.1 subvariant, and an Omicron-adapted bivalent COVID-19 vaccine, based on the BA.4/BA.5 subvariants, planned regulatory submissions, qualitative assessments of available data, potential benefits, expectations for clinical trials, potential regulatory submissions, the anticipated timing of data readouts, regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply) involving substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data (including Phase 1/2/3 or Phase 4 data), including the data discussed in this release for BNT162b2, any monovalent, bivalent or variant-adapted vaccine candidates or any other vaccine candidate in the BNT162 program in any of our studies in pediatrics, adolescents, or adults or real world evidence, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the ability to produce comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the Phase 3 trial and additional studies, in real world data studies or in larger, more diverse populations following commercialization; the ability of BNT162b2, any monovalent, bivalent or variant-adapted vaccine candidates or any future vaccine to prevent COVID-19 caused by emerging virus variants; the risk that more widespread use of the vaccine will lead to new information about efficacy, safety, or other developments, including the risk of additional adverse reactions, some of which may be serious; the risk that preclinical and clinical trial data are subject to differing interpretations and assessments, including during the peer review/publication process, in the scientific community generally, and by regulatory authorities; whether and when additional data from the BNT162 mRNA vaccine program will be published in scientific journal publications and, if so, when and with what modifications and interpretations; whether regulatory authorities will be satisfied with the design of and results from these and any future preclinical and clinical studies; whether and when submissions to request emergency use or conditional marketing authorizations for BNT162b2 in additional populations, for a potential booster dose for BNT162b2, any monovalent or bivalent vaccine candidates or any potential future vaccines (including potential future annual boosters or re-vaccination), and/or other biologics license and/or emergency use authorization applications or amendments to any such applications may be filed in particular jurisdictions for BNT162b2, any monovalent or bivalent vaccine candidates or any other potential vaccines that may arise from the BNT162 program, including a potential variant-based, higher dose, or bivalent vaccine, and if obtained, whether or when such emergency use authorizations or licenses will expire or terminate; whether and when any applications that may be pending or filed for BNT162b2 (including any requested amendments to the emergency use or conditional marketing authorizations), any monovalent or bivalent vaccine candidates (including the submissions to the EMA for an Omicron-adapted bivalent COVID-19 vaccine candidate, based on the BA.1 subvariant, and an Omicron-adapted bivalent COVID-19 vaccine candidate, based on the BA.4/BA.5 subvariants), or other vaccines that may result from the BNT162 program may be approved by particular regulatory authorities, which will depend on myriad factors, including making a determination as to whether the vaccine’s benefits outweigh its known risks and determination of the vaccine’s efficacy and, if approved, whether it will be commercially successful; decisions by regulatory authorities impacting labeling or marketing, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of a vaccine, including development of products or therapies by other companies; disruptions in the relationships between us and our collaboration partners, clinical trial sites or third-party suppliers; the risk that demand for any products may be reduced or no longer exist which may lead to reduced revenues or excess inventory; risks related to the availability of raw materials to manufacture a vaccine; challenges related to our vaccine’s formulation, dosing schedule and attendant storage, distribution and administration requirements, including risks related to storage and handling after delivery by Pfizer; the risk that we may not be able to successfully develop other vaccine formulations, booster doses or potential future annual boosters or re-vaccinations or new variant-based or next generation vaccines; the risk that we may not be able to maintain or scale up manufacturing capacity on a timely basis or maintain access to logistics or supply channels commensurate with global demand for our vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine within the projected time periods as previously indicated; whether and when additional supply agreements will be reached; uncertainties regarding the ability to obtain recommendations from vaccine advisory or technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations; challenges related to public vaccine confidence or awareness; uncertainties regarding the impact of COVID-19 on Pfizer’s business, operations and financial results; and competitive developments.

A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov and www.pfizer.com.

About BioNTech
Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bispecific immune checkpoint modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.com.

BioNTech Forward-looking Statements
This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer including the program to develop a COVID-19 vaccine and COMIRNATY (COVID-19 vaccine, mRNA) (BNT162b2) (including an Omicron-adapted bivalent COVID-19 vaccine candidate based on the BA.4/BA.5 subvariants, qualitative assessments of available data, potential benefits, clinical trial expectations, anticipated timeline for regulatory filings, regulatory authorizations or approvals (including a U.S. Food and Drug Administration (“FDA”) application for a bivalent COVID-19 vaccine matched to Omicron subvariants BA.4/BA.5) and anticipated manufacturing, distribution and delivery); our expectations regarding potential properties of BNT162b2 in our clinical trials and/or commercial use based on past observations; the ability of BNT162b2 or any monovalent or bivalent vaccine candidate or future vaccines to prevent COVID-19 caused by novel virus variants; the uncertainties associated with research and development, including the ability to meet anticipated clinical endpoints, dates for initiation and/or completion of clinical trials, the expected timing for additional analyzes of BNT162b2 efficacy data in our clinical trials; the risk that the widespread use of the vaccine could lead to new information about efficacy, safety or other developments, including the risk of additional side effects, some of which could be serious; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; the timeline for submitting data or obtaining marketing authorization or emergency use authorization; our planned shipping and storage schedule, including our expected product shelf life at various temperatures; the ability of BioNTech to supply BNT162 or any monovalent or bivalent vaccine candidate or other future vaccines in quantities that support both clinical development and market demand, including our 2022 production estimates; the risk that demand for products will decrease or cease, which may result in under-revenues or over-stocking; the availability of raw materials for the manufacturing of vaccines; the formulation of our vaccine, dosing regimen and associated storage, distribution and administration requirements, including risks associated with post-delivery storage and handling by Pfizer; the ability to successfully test other vaccine formulations, to develop booster doses or potential future annual booster doses or new vaccines or new variant-adapted vaccines; the ability to maintain or timely expand manufacturing capacity or maintain access to logistics or delivery channels to meet global demand for our vaccine, which would adversely affect our ability to deliver the estimated number of doses of our vaccine within those previously stated periods to deliver; whether and when additional supply arrangements will be made; the ability to receive recommendations from Vaccine Advisory or Technical Committees and other public health authorities and the uncertainty as to the commercial impact of such recommendations; challenges related to public confidence in or awareness of vaccines and uncertainties related to the impact of COVID-19 on BioNTech's clinical trials, operations and general operations. All forward-looking statements in this press release are based on BioNTech's current expectations and beliefs regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those contained in or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to achieve predetermined clinical trial endpoints; a race to develop a vaccine against COVID-19; the ability to achieve comparable clinical or other results in the remainder of the study or in larger, more diverse populations post-commercialization, including the vaccine efficacy and safety and tolerability profile observed to date; the ability to effectively scale our manufacturing capabilities; as well as possible other difficulties.

For a discussion of these and other risks and uncertainties, see BioNTech’s Quarterly Report as Form 6-K for the quarter ended June 30, 2022, filed with the SEC on August 8, 2022, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

CONTACTS

Pfizer:
Media Relations
+1 (212) 733-7410
PfizerMediaRelations@pfizer.com

Investor Relations
+1 (212) 733-4848
IR@pfizer.com

BioNTech:
Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de

Investor Relations
Sylke Maas, Ph.D.
+49 (0)6131 9084 1074
Investors@biontech.de